UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 28, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Notice of Concerning Decision on Matters Relating to Share Repurchase

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

April 28, 2016

Notice of Concerning Decision on Matters Relating to Share Repurchase

(Share Repurchase under the provisions of Articles of Incorporation pursuant to Article 165 (2) of the Companies Act)

NTT DOCOMO, INC. (“the Company”) has announced that the Board of Directors resolved to approve a specific implementation method of its share repurchase based on Article 156 of the Companies Act, as applied pursuant to Article 165(3) of the Companies Act, as detailed below.

1.	Class of shares: Common stock

2.	Aggregate number of shares to be repurchased: Up to 99,132,938 shares

3.	Aggregate price of shares to be repurchased: Up to 192,514,194,272 yen

4.	Period for share repurchase: From May 2, 2016 to December 31, 2016

5.	Method of repurchase: Purchase on the Tokyo Stock Exchange

i.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

ii.	Market purchases based on the discretionary dealing contract regarding own shares purchase

(Note 1)

Details of the resolution adopted by the Board of Directors on January 29, 2016

(1)	Class of shares to be repurchased: Common stock

(2)	Aggregate number of shares to be repurchased: Up to 220,000,000 shares (equal to 5.67% of the total issued shares excluding treasury shares)

(3)	Aggregate price of shares to be repurchased: Up to 500,000,000,000 yen

(4)	Period for share repurchase: From February 1, 2016 to December 31, 2016

(Note 2)

Total number and aggregate price of shares repurchased as of April 28, 2016 based on the resolution adopted by the Board of Directors on January 29, 2016

(1)	Aggregate number of shares repurchased: 120,867,062 shares

(2)	Aggregate price of shares repurchased: 307,485,805,728 yen

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 70 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.